Date: May 8, 2006

To:  Kaitlin Tillan and Kristin Lochhead
     Securities and Exchange Commission
     Division of Corporate Finance

From:  Jon M. Billington (on behalf of BioMimetic Therapeutics, Inc. management)

Re: BioMimetic Therapeutics, Inc. Amendment No. 3 to Form S-1

In response to your questions regarding certain information on pages F-44 and
F-61 of Amendment No. 3 of the BioMimetic Therapeutics, Inc. (the "Company")
Form S-1, the Company noted certain clerical revisions to the tabular disclosures on pages F-44 and F-61 of the weighted average fair value of stock options granted in each year and in the categorization of the number of options granted during 2005 within the table on page F-61. The revisions noted were limited to the tables on pages F-44 and F-61 and did not affect the Company's accounting or disclosure of stock based compensation expense on an actual or pro forma basis.

The Company has noted the necessary revisions on the attached two pages. The
Company will include these revisions in the final prospectus. If you are available, we would like to discuss these revisions with you on Tuesday morning at your earliest convenience.

Thank you and we look forward to discussing these matters with you on Tuesday.